QuickLinks -- Click here to rapidly navigate through this document

Exhibit 4.13

GUARANTY JOINDER AGREEMENT

        THIS GUARANTY JOINDER AGREEMENT (the "Guaranty Joinder Agreement"), dated as of March 22, 2005 is made by Air Industries Company, LLC, a California limited liability company (the "Joining Guarantor"), pursuant to the terms of that certain Amended Note Agreement (as amended, supplemented or restated from time to time, the "Amended Note Agreement"), dated as of December 9, 2003, by and among Precision Castparts Corp., an Oregon corporation (the "Company"), and the Holders (as defined therein) party thereto. All capitalized terms not otherwise defined herein shall have the meanings given to such terms in the Amended Note Agreement.

        A.    The Joining Guarantor is a Subsidiary and required by the terms of the Amended Note Agreement to become a "Guarantor" under the Amended Note Agreement and be joined as a party to the Subsidiary Guaranty.

        B.    The Joining Guarantor will materially benefit directly and indirectly from the issuance of the Notes to the Holders pursuant to the Amended Note Agreement;

        NOW, THEREFORE, the Joining Guarantor hereby agrees as follows, for the benefit of the Holders:

        1.    Joinder.    The Joining Guarantor hereby irrevocably, absolutely and unconditionally becomes a party to the Subsidiary Guaranty as a Guarantor and bound by all the terms, conditions, obligations, liabilities and undertakings of each Guarantor or to which each Guarantor is subject thereunder, including without limitation the joint and several, unconditional, absolute, continuing and irrevocable guarantee to the Holders of the payment and performance in full of the Company's Liabilities (as defined in the Subsidiary Guaranty) whether now existing or hereafter arising, all with the same force and effect as if the Joining Guarantor were a signatory to the Subsidiary Guaranty.

        2.    Affirmations.    The Joining Guarantor hereby acknowledges and reaffirms as of the date hereof with respect to itself, its properties and its affairs each of the waivers, representations, warranties, acknowledgements and certifications applicable to any Guarantor contained in the Subsidiary Guaranty.

        3.    Severability.    The provisions of this Guaranty Joinder Agreement are independent of and separable from each other. If any provision hereof shall for any reason be held invalid or unenforceable, such invalidity or unenforceability shall not affect the validity or enforceability of any other provision hereof, but this Guaranty Joinder Agreement shall be construed as if such invalid or unenforceable provision had never been contained herein.

        4.    Counterparts.    This Guaranty Joinder Agreement may be executed in any number of counterparts each of which when so executed and delivered shall be deemed an original, and it shall not be necessary in making proof of this Guaranty Joinder Agreement to produce or account for more than one such counterpart executed by the Joining Guarantor.

        5.    Delivery.    Joining Guarantor hereby irrevocably waives notice of acceptance of this Guaranty Joinder Agreement and acknowledges that the Company's Liabilities are and shall be deemed to be incurred, and credit extensions under the Related Agreements made and maintained, in reliance on this Guaranty Joinder Agreement and the Guarantor's joinder as a party to the Subsidiary Guaranty as herein provided.

        6.    Governing Law; Venue; Waiver of Jury Trial.    The provisions of Section 26 of the Subsidiary Guaranty are hereby incorporated by reference as if fully set forth herein.

        IN WITNESS WHEREOF, the Joining Guarantor has duly executed and delivered this Guaranty Joinder Agreement as of the day and year first written above.

JOINING GUARANTOR:
AIR INDUSTRIES COMPANY, LLC
By:	/s/ GEOFFREY A. HAWKES Name: Geoffrey A. Hawkes Title: Vice President, Treasurer and Assistant Secretary

QuickLinks

GUARANTY JOINDER AGREEMENT